Exhibit 99.2

Baidu, Inc.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter))

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NOTICE OF ANNUAL GENERAL MEETING

To be held on June 27, 2025

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Baidu, Inc. (the “Company”) will be held at Baidu Campus, No. 10, Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China on June 27, 2025 at 9:00 a.m. (Beijing/Hong Kong time).

No proposal will be submitted for shareholder approval at the AGM.

SHARES RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 27, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.000000625 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.000000625 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”). Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to receive notice of and attend at the AGM and any adjourned meeting thereof.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend the AGM. Holders of record of the Company’s Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the AGM in person. Please note that holders of the Company’s American Depositary Shares (“ADSs”) are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at https://ir.baidu.com, from SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report).

By Order of the Board of Directors,
Baidu, Inc.

/s/ Robin Yanhong Li
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Beijing, China

May 8, 2025